SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 30, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

News Release – Presseinformation
Qimonda AG Announces Form 20-F and 20-F/A Filings
Munich, Germany — March 30, 2007 — Qimonda AG (NYSE: QI) announced today its filing with the U.S. Securities and Exchange Commission (the “SEC”) of an amendment to its annual report on Form 20-F for the year ended September 30, 2006 in order to include the financial statements of Inotera Memories, Inc. for its financial year ended December 31, 2006. The annual report on Form 20-F, when Qimonda originally filed it on November 21, 2006, included the financial statements of Inotera Memories, Inc. for its financial year ended December 31, 2005.
The Form 20-F and the amendment to the annual report (Form 20-F/A) can be accessed on the Investor Relations page of the Company’s website at www.qimonda.com/about/investorrelations/reports.html, as well as on the SEC’s website at www.sec.gov. Interested parties may also request a complimentary paper copy of the Form 20-F filing by contacting the company at investor.relations@qimonda.com
About Qimonda
Qimonda AG is a leading global supplier of DRAM memory products. Following the carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public at the New York Stock Exchange on August 9, 2006. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities, including its lead R&D center in Dresden. The company is a leading supplier of DRAM products to PC and server manufacturers and

For the Press: QI200703.12e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 2 March 30, 2007
is increasingly focusing on products for graphics, mobile and consumer applications as well using its power saving trench technology. Further information is available at www.qimonda.com.
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda’s management and third parties. Statements that are not historical facts, including statements about Qimonda’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. These forward-looking statements speak only as of the date they are made, and Qimonda undertakes no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for Qimonda’s products in particular, the success of Qimonda’s development efforts, both alone and with its partners, the success of Qimonda’s efforts to introduce new production processes at its facilities and the actions of its competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. Qimonda cautions you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in Qimonda’s Annual Report on Form 20-F for its fiscal year ended September 30, 2006, available without charge on Qimonda’s website and at www.sec.gov.

For the Press: QI200703.12e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: March 30, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board